TROUTMAN SANDERS LLP


                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                            1660 INTERNATIONAL DRIVE
                            SUITE 600, TYSONS CORNER
                          MCLEAN, VIRGINIA 22102-3805
                            www.troutmansanders.com
                            TELEPHONE: 703-734-4334
                            FACSIMILE: 703-734-4340

David J. Levenson                                       Direct Dial:703-734-4328
david.levenson@troutmansanders.com

                                  July 9, 2002


Securities and Exchange Commission
450 Fifth Street, NWWashington, DC  20549

RE:      Agnico-Eagle Mines LimitedFile No. 1-13422

Dear Ladies/Gentlemen:

         On behalf of the registrant, we are filing via EDGAR its report on Form 6-K for the month of July 2002; one of the reports is manually signed.

         Thank you for your attention to this matter.

                                                     Very truly yours,


                                                     /s/ David J. Levenson
                                                     ---------------------------
                                                     David J. Levenson


cc:      Sean Boyd, President
         New York Stock Exchange
         Nasdaq Stock Market
         Patricia Olasker, Esq.

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       July 2002
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


              401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4
--------------------------------------------------------------------------------



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AGNICO-EAGLE MINES LIMITED



Date:  July 9, 2002                   By:  /s/ Sean Boyd
                                           -------------------------------------
                                           Sean Boyd
                                           President and Chief Executive Officer

Stock Symbols:    AEM (NYSE)                  For further information:
                  AGE (TSE)                   Sean Boyd, President and CEO or
                                              David Garofalo, V.P. Finance & CFO
                                              (416) 947- 1212



For Immediate Release:


July 8, 2002, Toronto Ontario - Agnico- Eagle Mines Limited announced today that pursuant to a private transaction completed outside of Ontario on June 28, 2002 it acquired 1,112,000 common shares and warrants of Golden Goliath Resources Ltd. for cash consideration of Cdn$0.45 per unit for an aggregate purchase price of Cdn$500,400. As a result of the transaction Agnico-Eagle owns approximately 14.66% of the issued and outstanding common shares of Golden Goliath.

Agnico- Eagle Mines Limited has acquired these securities for investment purposes. Agnico-Eagle will review its holdings of Golden Goliath from time to time and may acquire additional securities of Golden Goliath, or dispose of the securities of Golden Goliath, in the open market, or by private placement, depending on numerous factors.

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.